Exhibit 99.1

Starfield Sells Non-Core Montana Assets to Stillwater Mining Company

/NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE U.S./

TORONTO, May 7, 2012 /CNW/ - Starfield Resources Inc. (TSX: SRU) ("Starfield", "the Company") is pleased to announce it has completed the sale of 179 mining claims in the Stillwater District of Montana to Stillwater Mining Company ("SMC").

The transaction was completed on a private basis between the two companies and is worth approximately US$2 million.  The funds will be used for working capital and exploration in Canada and the United States.

The claims, which are at the eastern end of the Stillwater Complex, were deemed to be non-core to the Company, which is focusing exploration efforts on the western end of the district.  The purchase will provide SMC with greater access to its new Blitz Project.

The Company has also relinquished its long term holding on the Benbow Chromite mining leases. This leaves Starfield with approximately 600 claims in the Stillwater district as well as several significant exploration targets.

Starfield reported on its 2011 exploration program at Stillwater in a separate press release dated May 3, 2012. The Company continues to seek exploration joint venture partners for the Stillwater Project, which it believes has long term economic potential.

Starfield is also pleased to announce that Wayne Fraser has been appointed Interim Chief Financial Officer.  Mr. Fraser has extensive financial and mining industry experience in the private and public sectors and is a Certified Management Accountant.

About Starfield
Starfield Resources Inc. is an advanced exploration and development stage company.  The Company's primary asset is its Ferguson Lake nickel-copper-cobalt-platinum-palladium property in Nunavut, Canada.  Additional assets include a nickel-copper-cobalt-PGE-chrome project in the Stillwater district of Montana with historic copper, nickel, chromite resources (non 43-101 and not to be relied on); the Superior Mine Project formerly referred to as the Moonlight copper project in California with two significant copper prospects, one of which has a historical copper resource; and one gold property in Nevada that is under option to another company.

Forward-Looking Statements
This news release may contain certain information that constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices and other factors described above and in the Company's most recent annual information form under the heading "Risk Factors" which has been filed electronically by means of the Canadian Securities Administrators' website located at www.sedar.com. The Company disclaims any obligation to update or revise any forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

%CIK: 0001074795

For further information:

Philip S. Martin
President and CEO
416-860-0400 ext. 222
pmartin@starfieldres.com

Wayne Fraser
Interim CFO
416-860-0400 ext. 224
wfraser@starfieldres.com

www.starfieldres.com

CO: Starfield Resources Inc.

CNW 12:42e 07-MAY-12